บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 185 /2006

Finance Department
Tel. 0-2537-4609

May 16, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on May 15, 2006. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,275,109,500.00 (Three billion, two hundred and seventy five million, one hundred and nine thousand and five hundred Baht)
2. The Company's issued and paid-up shares are 3,275,109,500 (Three billion, two hundred and seventy five million, one hundred and nine thousand and five hundred shares), which are categorized as follows:

Ordinary Shares :	3,275,109,500	(Three billion, two hundred and seventy five million, one hundred and nine thousand and five hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

Maroot Mrigadat
President